                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999

Registration number 33-63707

    A.  Full title of the plan:

            THE GILLETTE COMPANY SAVINGS PLAN FOR ARROWPARK EMPLOYEES

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF THE GILLETTE COMPANY SAVINGS PLAN FOR
ARROWPARK EMPLOYEES


     The following audited financial statements with independent auditors' report thereon are enclosed with this report:

          1. Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998.

          2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1999.


EXHIBIT



         23.2     Independent Auditor's Consent


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE GILLETTE COMPANY SAVINGS
                                       PLAN FOR ARROWPARK EMPLOYEES



                                       By  ROBERT E. DICENSO
                                           Robert E. DiCenso

Date: June 21, 2000

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                              Financial Statements

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES


                                TABLE OF CONTENTS




                                                                      PAGE

Independent Auditors' Report                                            1

Statements of Net Assets Available for Plan Benefits                    2

Statements of Changes in Net Assets Available for Plan Benefits        3-4

Notes to Financial Statements                                          5-12


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor for The Gillette Company Savings Plan Trust.

                          INDEPENDENT AUDITORS' REPORT


The Savings Plan Committee
The Gillette Company Savings Plan for Arrow Park Employees:


We have audited the statements of net assets available for plan benefits of The Gillette Company Savings Plan for Arrow Park Employees as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Savings Plan for Arrow Park Employees as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Boston, Massachusetts
June 9, 2000

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998



                                                        1999            1998
                                                     -----------     -----------

Assets:
    Investment in the Savings Plan Trust             $13,123,944      11,500,182
                                                     ===========     ===========

          Net assets available for plan benefits     $13,123,944      11,500,182
                                                     ===========     ===========


See accompanying notes to financial statements

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

        Statements of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information

                          Year ended December 31, 1999



                                                                          FIDELITY
                                                                          RETIREMENT                  FIDELITY
                                               GILLETTE                   GOVERNMENT                    U.S.        FIDELITY
                                               COMPANY         FIXED        MONEY       FIDELITY       EQUITY        GROWTH
                                                STOCK         INCOME        MARKET      MAGELLAN       INDEX         COMPANY
                                                 FUND          FUND       PORTFOLIO       FUND        PORTFOLIO       FUND
                                             -----------   -----------   -----------   -----------   -----------   -----------
Additions to net assets attributed to:
    Net investment income (loss) from the
       Savings Plan Trust                    $  (256,613)      154,845        (1,143)      271,804       675,369       543,320
    Contributions:
          Employee contributions                 194,051        83,482        10,948       100,382       104,075        53,178
          Employer contributions                  54,455        27,651         3,580        27,316        25,532        13,179
                                             -----------   -----------   -----------   -----------   -----------   -----------
                     Total additions              (8,107)      265,978        13,385       399,502       804,976       609,677
                                             -----------   -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
    Benefit payments                             (93,846)     (293,467)         (588)      (62,936)      (61,830)      (16,924)
    Forfeitures                                   (5,236)       (1,316)         (163)       (1,671)         (809)       (2,251)
                                             -----------   -----------   -----------   -----------   -----------   -----------
                     Total deductions            (99,082)     (294,783)         (751)      (64,607)      (62,639)      (19,175)
                                             -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease) prior to interfund
  transfers                                     (107,189)      (28,805)       12,634       334,895       742,337       590,502

Net transfers in (out):
    Loans issued                                 (11,769)       (5,549)       (1,516)       (1,303)       (3,153)          (88)
    Loans repaid                                  39,598        11,962         2,671        20,689         5,844        12,673
    Other transfers                             (204,882)       87,618        33,388       107,005      (100,427)       79,653
                                             -----------   -----------   -----------   -----------   -----------   -----------
                                                (177,053)       94,031        34,543       126,391       (97,736)       92,238
                                             -----------   -----------   -----------   -----------   -----------   -----------

                     Net increase(decrease)     (284,242)       65,226        47,177       461,286       644,601       682,740

Net assets available for plan benefits:
    Beginning of year                          2,501,851     2,469,683        66,341     1,009,070     3,316,348       591,070
                                             -----------   -----------   -----------   -----------   -----------   -----------

    End of year                              $ 2,217,609     2,534,909       113,518     1,470,356     3,960,949     1,273,810
                                             ===========   ===========   ===========   ===========   ===========   ===========


                                                                       FIDELITY                  FIDELITY
                                             FIDELITY     FIDELITY      GROWTH       INVESCO       U.S.
                                             EMERGING    DIVERSIFIED      &           TOTAL        BOND      PARTICIPANT
                                              MARKETS    INTERNATION-   INCOME       RETURN       INDEX         LOAN
                                               FUND        AL FUND       FUND         FUND         FUND         FUND         TOTAL
                                            ----------   ------------ ----------   ----------   ----------   ----------   ----------
Additions to net assets attributed to:
    Net investment income (loss) from the
       Savings Plan Trust                       17,456       24,537       31,861       (9,999)        (125)          --    1,451,312
    Contributions:
          Employee contributions                   217        3,733       19,090       51,731        5,527           --      626,414
          Employer contributions                    43          709        4,071       14,387        1,387           --      172,310
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                     Total additions            17,716       28,979       55,022       56,119        6,789           --    2,250,036
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

Deductions from net assets attributed to:
    Benefit payments                               (26)      (3,225)      (5,408)     (48,888)      (4,936)     (21,440)    (613,514
    Forfeitures                                    (13)        (131)        (144)        (563)        (463)          --      (12,760
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                     Total deductions              (39)      (3,356)      (5,552)     (49,451)      (5,399)     (21,440)    (626,274
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net increase (decrease) prior to interfund
  transfers                                     17,677       25,623       49,470        6,668        1,390      (21,440)   1,623,762

Net transfers in (out):
    Loans issued                                    --           --           --       (3,048)        (996)      27,422           --
    Loans repaid                                17,573           95           --        5,964        1,046     (118,115)          --
    Other transfers                             18,686          725       63,917      (70,551)     (15,132)          --           --
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                36,259          820       63,917      (67,635)     (15,082)     (90,693)          --
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

                     Net increase(decrease)     53,936       26,443      113,387      (60,967)     (13,692)    (112,133)   1,623,762

Net assets available for plan benefits:
    Beginning of year                            3,792       43,896      247,956      974,426       49,969      225,780   11,500,182
                                            ----------   ----------   ----------   ----------   ----------   ----------   ----------

    End of year                                 57,728       70,339      361,343      913,459       36,277      113,647   13,123,944
                                            ==========   ==========   ==========   ==========   ==========   ==========   ==========



See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

        Statements of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information

                          Year ended December 31, 1998



                                                                           FIDELITY
                                                                          RETIREMENT                  FIDELITY
                                               GILLETTE                   GOVERNMENT                     U.S.       FIDELITY
                                               COMPANY        FIXED         MONEY        FIDELITY      EQUITY        GROWTH
                                                STOCK         INCOME        MARKET       MAGELLAN       INDEX        COMPANY
                                                 FUND          FUND       PORTFOLIO        FUND       PORTFOLIO       FUND
                                             -----------   -----------   -----------   -----------   -----------   -----------
Additions to net assets attributed to:
    Net investment income (loss) from the
       Savings Plan Trust                    $  (140,866)      147,521         7,594       244,652       732,224       119,255
    Contributions:
          Employee contributions                 241,327        88,837        10,482       106,115       102,963        56,266
          Employer contributions                  68,332        28,360         3,160        29,611        24,705        15,034
                                             -----------   -----------   -----------   -----------   -----------   -----------
                     Total additions             168,793       264,718        21,236       380,378       859,892       190,555
                                             -----------   -----------   -----------   -----------   -----------   -----------

Deductions from net assets attributed to:
    Benefit payments                             (27,043)      (26,793)         (733)      (11,373)      (54,771)         (686)
    Forfeitures                                   (2,419)         (209)           --          (716)         (284)         (173)
                                             -----------   -----------   -----------   -----------   -----------   -----------
                     Total deductions            (29,462)      (27,002)         (733)      (12,089)      (55,055)         (859)
                                             -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease) prior to interfund
  transfers                                      139,331       237,716        20,503       368,289       804,837       189,696

Net transfers in (out):
    Loans issued                                 (43,709)      (29,741)       (1,021)      (23,877)      (17,920)      (19,014)
    Loans repaid                                  37,917        19,335           997        14,491        16,519         7,871
    Other transfers                               82,451       (18,511)      (29,970)      (34,235)      (69,617)        1,521
                                             -----------   -----------   -----------   -----------   -----------   -----------
                                                  76,659       (28,917)      (29,994)      (43,621)      (71,018)       (9,622)
                                             -----------   -----------   -----------   -----------   -----------   -----------

                     Net increase(decrease)      215,990       208,799        (9,491)      324,668       733,819       180,074

Net assets available for plan benefits:
    Beginning of year                          2,285,861     2,260,884        75,832       684,402     2,582,529       410,996
                                             -----------   -----------   -----------   -----------   -----------   -----------

    End of year                              $ 2,501,851     2,469,683        66,341     1,009,070     3,316,348       591,070
                                             ===========   ===========   ===========   ===========   ===========   ===========



                                                                        FIDELITY               FIDELITY
                                             FIDELITY     FIDELITY       GROWTH     INVESCO      U.S.
                                             EMERGING    DIVERSIFIED       &         TOTAL       BOND      PARTICIPANT
                                             MARKETS    INTERNATION-     INCOME      RETURN      INDEX         LOAN
                                               FUND        AL FUND        FUND        FUND       FUND          FUND         TOTAL
                                             --------   ------------    --------    --------   --------    -----------  ------------
Additions to net assets attributed to:
    Net investment income (loss) from the
       Savings Plan Trust                        (776)        2,804       42,381    116,787      3,383            --      1,274,959
    Contributions:
          Employee contributions                  703         3,164       14,425     55,350      7,599            --        687,231
          Employer contributions                  145           585        3,367     15,763      1,971            --        191,033
                                              -------        ------     --------   --------    -------      --------    -----------
                     Total additions               72         6,553       60,173    187,900     12,953            --      2,153,223
                                              -------        ------     --------   --------    -------      --------    -----------

Deductions from net assets attributed to:
    Benefit payments                               --            --           --     (6,081)    (1,159)      (10,804)      (139,443)
    Forfeitures                                    --            --           --       (206)      (109)           --         (4,116)
                                              -------        ------     --------   --------    -------      --------    -----------
                     Total deductions              --            --           --     (6,287)    (1,268)      (10,804)      (143,559)
                                              -------        ------     --------   --------    -------      --------    -----------

Net increase (decrease) prior to interfund
  transfers                                        72         6,553       60,173    181,613     11,685       (10,804)     2,009,664

Net transfers in (out):
    Loans issued                                 (291)           --           --     (5,318)    (1,642)      142,533             --
    Loans repaid                                  700            --           --      5,144      1,789      (104,763)            --
    Other transfers                            (1,987)       13,548       88,292    (36,784)     5,292            --             --
                                              -------        ------     --------   --------    -------      --------    -----------
                                               (1,578)       13,548       88,292    (36,958)     5,439        37,770             --
                                              -------        ------     --------   --------    -------      --------    -----------

                     Net increase(decrease)    (1,506)       20,101      148,465    144,655     17,124        26,966      2,009,664

Net assets available for plan benefits:
    Beginning of year                           5,298        23,795       99,491    829,771     32,845       198,814      9,490,518
                                              -------        ------     --------   --------    -------      --------    -----------

    End of year                                 3,792        43,896      247,956    974,426     49,969       225,780     11,500,182
                                              =======        ======     ========   ========    =======      ========    ===========




See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    DESCRIPTION OF THE PLAN

       The following brief description of The Gillette Company Savings Plan for Arrow Park Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan became effective on July 1, 1988 and is a contributory defined contribution plan covering all eligible employees of the Arrow Park facility of The Gillette Company's Stationery Products Group who are covered by a collective bargaining agreement and who have completed six full months of employment. The Plan was amended and restated in its entirety effective January 1, 1996 and The Gillette Company (the "Company") assumed sponsorship and administration of the Plan as of such date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       (b)    CONTRIBUTIONS

              Participants may elect to contribute in whole percentage increments up to 17% of their annual base compensation. The Company will make matching contributions on behalf of a participant equal to 50% of the participant's contribution up to 6% of the participants' annual compensation.
              Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $10,000 for both 1999 and 1998.

       (c)    VESTING

              Participants immediately vest in their own contributions and actual earnings thereon. Vesting in company contributions occurs at a rate of 25% per year of service with full vesting after four years of service, upon attainment of age 65, or termination of employment due to death or disability. Nonvested Company contributions will be forfeited by participants who terminate employment and will be used to reduce future Company matching contributions.

       (d)    PARTICIPANTS' ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested in accordance with the directions given by the participant in one or more of the Plan's investment fund offerings ("Funds"). A participant may direct employee contributions in any of the following 11 investment options:

              -   Gillette Company Stock Fund

                  Invests primarily in shares of The Gillette Company common stock.

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998



               -  Fixed Income Fund

                  Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

               -  Fidelity Retirement Government Money Market Portfolio

                  Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

               -  Fidelity Magellan Fund

                  Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

               -  Fidelity U.S. Equity Index Portfolio

                  Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

               -  Fidelity Growth Company Fund

                  Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

               -  Fidelity Emerging Markets Fund

                  Seeks capital appreciation from emerging markets around the world.

               -  Fidelity Diversified International Fund

                  Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

               -  Fidelity Growth & Income Fund

                  Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

               -  INVESCO Total Return Fund

                  Seeks to provide high total return through capital growth and current income by investing in stocks and in fixed and variable income securities.

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998


               -  Fidelity U.S. Bond Index Fund

                  Invests in investment grade (medium to high quality) or above with maturities of at least one year.

                  Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

       (e)    PARTICIPANT LOANS

              The maximum loan available to each participant is the lesser of
              (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. A participant must make a payment of principal and interest to the Plan on at least a quarterly basis. Repayment of the loan must be made over a period not to exceed five years.

       (f)    PLAN EARNINGS

              As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

       (g)    BENEFIT PAYMENTS

              Upon termination of employment, the participant or their surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $5,000 at such time, they may elect to defer payment.

              Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

              The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (b)    INVESTMENTS

              Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the Savings Plan Trust.

              Investments of the trust are stated at fair value except for guaranteed and synthetic investment contracts which are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1999 and 1998 is 6.11% and 6.40%, respectively, and the crediting interest rate as of December 31, 1999 and 1998 is 5.87% and 6.19%, respectively, for these investment contracts. Shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. The fair value for all other investments are determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

              Security transactions received prior to 4:00 p.m. Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 p.m. Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

       (C)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


(3)    FUNDING POLICY

       The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)    PLAN TERMINATION

       The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of his or her account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the Board of Directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

(5)    INVESTMENTS

       Investments of the Plan are held in trust by Fidelity Management Trust Company. The plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998


       Gillette Company Savings Plan for Arrow Park Employees. Trust income is allocated ratably between the plans in accordance with the assets of each plan invested in the trust.


       The net assets of the Savings Plan Trust at December 31, 1999 and 1998 are as follows:

                                                               1999                1998
                                                          --------------     --------------
Investments, at fair value:
   Marketable securities:
       Gillette common stock                              $1,134,382,567      1,421,628,142
   Registered investment companies:
       Fidelity Short-Term Investment Fund                    20,704,765         54,284,783
       Fidelity Retirement Government Money
          Market Portfolio                                    67,770,621         22,247,679
       Fidelity Magellan Fund                                164,098,622        104,133,549
       Fidelity U.S. Equity Index Portfolio                  231,880,545        188,119,328
       Fidelity Growth Company Fund                          131,816,480         47,723,974
       Fidelity Emerging Markets Fund                          4,619,928            869,866
       Fidelity Diversified International Fund                29,877,051         16,836,592
       Fidelity Growth & Income Fund                          44,456,629         35,977,890
       INVESCO Total Return Fund                              58,825,435         66,763,014
       Fidelity U.S. Bond Index Fund                          16,933,455         17,783,501
   Investment contracts                                      375,192,973        330,165,797
   Participant loans                                          38,812,846         33,652,383
                                                          --------------     --------------
                  Total investments                        2,319,371,917      2,340,186,498

Receivable from Duracell Inc. Thrift Plan                             --          2,890,395
                                                          --------------     --------------
                  Total investments and net assets        $2,319,371,917      2,343,076,893
                                                          ==============     ==============
Assets allocated to The Gillette Company Employees'
   Savings Plan                                           $2,306,247,973     $2,331,576,711
                                                          ==============     ==============
Assets allocated to The Gillette Company Savings Plan
   for Arrow Park Employees                               $   13,123,944     $   11,500,182
                                                          ==============     ==============

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998




The statements of change in net assets of the Savings Plan Trust for the years ended December 31, 1999 and 1998 are as follows:


                                                                     1999                  1998
                                                                ---------------      --------------
Employee contributions                                          $    67,891,415          50,400,338
Employer contributions                                               25,769,417          18,776,685
Investment income:
   Net appreciation (depreciation) on fair value
       of investments:
          Gillette common stock                                    (158,603,983)        (68,234,619)
          Fidelity Magellan Fund                                     16,508,578          12,773,190
          Fidelity U.S. Equity Index Portfolio                       36,657,461          24,256,268
          Fidelity Growth Company Fund                               43,484,555           7,200,486
          Fidelity Emerging Markets Fund                              1,407,735            (745,082)
          Fidelity Diversified International Fund                     8,414,228             476,479
          Fidelity Growth & Income Fund                                 949,119           5,136,757
          INVESCO Total Return Fund                                  (4,527,802)          1,974,014
          Fidelity U.S. Bond Index Fund                              (1,570,500)            294,579

   Dividends                                                         52,546,774          28,572,861
   Interest                                                          27,122,389          23,120,340
                                                                ---------------      --------------
                  Net investment income                              22,388,554          34,825,273

Transferred from Duracell Inc. Thrift Plan                               54,496         235,469,789
Rollover contributions from Duracell Inc. Cash Balance Plan          84,824,211                  --
                                                                ---------------      --------------

                  Total additions                                   200,928,093         339,472,085
                                                                ---------------      --------------
Benefit payments                                                    224,119,714         168,845,644
Forteitures                                                             513,355             175,579
                                                                ---------------      --------------
                  Total deductions                                  224,633,069         169,021,223
                                                                ---------------      --------------
                  Net (decrease) increase                           (23,704,976)        170,450,862

Net assets:
   Beginning of year                                              2,343,076,893       2,172,626,031
                                                                ---------------      --------------
   End of year                                                  $ 2,319,371,917       2,343,076,893
                                                                ===============      ==============

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(6)    UNIT VALUATION

       Participants' accounts are maintained on a "unit value" basis. The total units used in valuing participants' accounts and the per unit values at December 31, 1998 and the four quarters ended December 31, 1999 are as follows:

                                                                                               FIDELITY RETIREMENT
                                     GILLETTE COMPANY                                           GOVERNMENT MONEY
                                       STOCK FUND                 FIXED INCOME FUND             MARKET PORTFOLIO
                                  ---------------------         ---------------------          -------------------
                                   UNITS         VALUE            UNITS         VALUE           UNITS       VALUE
                                  ------        -------         ---------       -----          -------      -----
       December 31, 1998          52,326        $ 47.81         2,469,683       $1.00           66,341      $1.00
       March 31, 1999             48,362          59.43         2,567,005        1.00          174,881       1.00
       June 30, 1999              50,954          41.00         2,684,019        1.00           78,746       1.00
       September 30, 1999         52,216          33.93         2,570,489        1.00          127,047       1.00
       December 31, 1999          53,842          41.19         2,534,909        1.00          113,518       1.00


                                        FIDELITY                     FIDELITY U.S.                FIDELITY GROWTH
                                      MAGELLAN FUND             EQUITY INDEX PORTFOLIO              COMPANY FUND
                                  ---------------------         ----------------------          -------------------
                                   UNITS         VALUE            UNITS         VALUE            UNITS       VALUE
                                  ------        -------         ---------       ------          -------      -----
       December 31, 1998           8,352        $120.82          75,440         $43.96          11,585       $51.02
       March 31, 1999              8,618         129.75          75,440          45.95          12,618        55.15
       June 30, 1999               9,728         129.77          74,847          48.86          12,751        60.42
       September 30, 1999         10,069         122.02          74,937          45.66          13,633        62.83
       December 31, 1999          10,762         136.63          76,041          52.09          15,110        84.30


                                   FIDELITY EMERGING            FIDELITY DIVERSIFIED             FIDELITY GROWTH &
                                      MARKETS FUND               INTERNATIONAL FUND                INCOME FUND
                                  ---------------------         ----------------------         -------------------
                                   UNITS         VALUE            UNITS         VALUE           UNITS        VALUE
                                  ------        -------         ---------       ------         -------       -----
       December 31, 1998            538         $7.05             2,477         $17.72          5,409        $45.84
       March 31, 1999               623          7.71             2,729          18.20          6,564         46.64
       June 30, 1999              5,453          9.78             2,702          19.43          7,049         46.74
       September 30, 1999         4,797          9.01             2,768          20.47          7,539         43.11
       December 31, 1999          4,803         12.02             2,746          25.62          7,662         47.16


                                      INVESCO TOTAL               FIDELITY U.S. BOND
                                       RETURN FUND                   INDEX FUND
                                  ---------------------         ----------------------
                                   UNITS         VALUE            UNITS         VALUE
                                  ------        -------         ---------       ------
       December 31, 1998          31,072        $31.36            4,534         $11.02
       March 31, 1999             31,246         30.68            3,892          10.81
       June 30, 1999              31,387         33.02            3,898          10.48
       September 30, 1999         30,255         30.06            3,931          10.38
       December 31, 1999          31,542         28.96            3,560          10.19

                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(7)     ADMINISTRATIVE EXPENSES

       The Company bears administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and The Gillette Company Stock Fund. Investment expenses associated with the Fidelity and INVESCO funds offered as investment options under the Plan are deducted from the assets of each of those funds.


(8)    INCOME TAXES

       A favorable tax determination letter was received from the Internal Revenue Service on March 27, 1996 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax advisor believe that the Plan is designed and is currently being operated in compliance with the requirements of the Code.